UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

COMPAÑÍA CERVECERÍAS UNIDAS S.A.
(Exact name of Registrant as specified in its charter)
UNITED BREWERIES COMPANY, INC.
(Translation of Registrant’s name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)
Vitacura 2670, 23rd floor, Santiago, Chile
(Address of principal executive offices)
 _________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

Santiago, Chile, August 7, 2024 – CCU announced today its consolidated financial and operating results1,2 for the second quarter 2024, which ended June 30, 2024.

•      Consolidated Volumes decreased 12.7%. Volume performance per Operating segment was as follows:

o	Chile (8.4)%
o	International Business (27.2)%
o	Wine 0.2%

•      Net sales were down 8.6%

•      Gross profit decreased 15.8%

•	EBITDA reached CLP 38,722 million[3]. Excluding the non-recurring gain from the sale of a portion of land in Chile, EBITDA totalized CLP 10,053 million, a 78.7% decrease.
•	Net income reached a gain of CLP 5,040 million[3]. Excluding the non-recurring gain from the sale of a portion of land in Chile, Net income totalized a loss of CLP 15,888 million, versus a loss of CLP 3,943 million last year.
•	Earnings per share reached CLP 13.6 per share.

Key figures	2Q24	2Q23	Δ % / bps	YTD24	YTD23	Δ % / bps
(In ThHL or CLP million unless stated otherwise)
Volumes	6,010	6,883	(12.7)	14,962	16,245	(7.9)
Net sales	524,641	574,242	(8.6)	1,270,665	1,306,272	(2.7)
Gross profit	210,113	249,415	(15.8)	562,240	604,361	(7.0)
EBIT	2,444	12,952	(81.1)	91,358	117,174	(22.0)
EBITDA	38,722	47,126	(17.8)	162,885	182,503	(10.7)
EBITDA margin %	7.4	8.2	(83) bps	12.8	14.0	(115) bps
Net income	5,040	(3,943)	(227.8)	57,243	54,424	5.2
Earnings per share (CLP)	13.6	(10.7)	(227.8)	154.9	147.3	5.2
Excluding the non-recurring effect of the sale of a portion of land in Chile(3)
EBIT	(26,225)	12,952	(302.5)	62,689	117,174	(46.5)
EBITDA	10,053	47,126	(78.7)	134,216	182,503	(26.5)
Net income	(15,888)	(3,943)	302.9	36,315	54,424	(33.3)

1 For an explanation of the terms used in this report, please refer to the Glossary in Additional Information and Exhibits. Figures in tables and exhibits have been rounded and may not add up exactly to the total shown.

2 All growth or variation references in this Earnings Release refer to 2Q24 compared to 2Q23, unless otherwise stated.

3 Results of 2Q24 include a non-recurring gain from the sale of a portion of land in Chile, totalizing a gain before taxes of CLP 28,669 million, and a gain after taxes of CLP 20,928 million. At the Operating segments level, this non-recurring effect was accounted in Others/eliminations.

2Q24 PRESS RELEASE

COMMENTS FROM THE CEO

In the second quarter of 2024 (2Q24) CCU’s financial results were much weaker than last year, as they were heavily impacted by two effects; a particularly difficult context for demand in Chile and Argentina, and the depreciation of our main local currencies. In Chile, the industries of our core categories decreased, largely explained by adverse weather conditions, with unusual low temperatures and record rain-fall during the quarter. In Argentina, we faced a sharp contraction in the economy and in the beer industry, associated with a challenging context for consumption. It is important to mention that we maintained overall market share in both countries. In terms of our main local currencies, the CLP and ARS depreciated 16.8%4 and 255.1%5 against the USD, respectively, increasing our USD-denominated costs, impacting our operating results. In this scenario, under our regional plan “HerCCUles”, further actions in terms of revenue management and costs and expenses control are currently in place. These actions, in a more normalized context for volume growth, should help us to return to the profitability path.

During 2Q24, our revenues contracted 8.6%, fully explained by 12.7% volumes drop, partially compensated by 4.6% higher average prices in CLP. Lower volumes were largely caused by a weaker demand in Chile and Argentina. Average prices were higher due to revenue management initiatives in all operating segments. Gross profit was down 15.8%, and as percentage of Net sales, deteriorated 338 bps, from 43.4% to 40.0%, due to higher cost pressures, mainly coming from the depreciation of the CLP and the ARS mentioned above. MSD&A expenses expanded 1.7%, and as a percentage of Net sales deteriorated 464 bps, mainly as a consequence of lower volumes and its negative impact in fixed expenses dilution. In all, EBITDA reached CLP 10,053 million, a 78.7% decrease, and EBITDA margin contracted 629 bps. Net income reached a loss of CLP 15,888 million.

All the above does not consider the non-recurring gain from the sale of a portion of land in Chile, with a favorable effect before taxes of CLP 28,669 million, and after tax of CLP 20,928 million. Including this non-recurring effect, EBITDA totalized CLP 38,722 million and Net income reached a gain of CLP 5,040 million. The following analysis also does not consider this non-recurrent event.

In the Chile Operating segment, top line contracted 5.5% driven by 8.4% volumes drop, partially offset by 3.1% growth in average prices. Volume contraction was caused by weaker demand due to unfavorable weather conditions during the quarter. Nonetheless, we saw a much better performance in July, being a good sign for volumes looking ahead. Average prices were higher driven by revenue management efforts in all our categories, partially offset by negative mix effects in the portfolio. In this regard, in July we implemented additional price actions. Gross margin decreased from 44.0% to 41.0%, as a result of higher cost pressures, largely coming from our USD-denominated costs. MSD&A expenses were flat, due to efficiencies that helped to compensate higher USD-denominated expenses. Consequently, EBITDA totalized CLP 26,587 million, contracting 39.7%.

In the International Business Operating segment, which includes Argentina, Bolivia, Paraguay and Uruguay, Net sales recorded a 22.1% drop, as a result of 27.2% reduction in volumes, partially offset by 7.0% rise in average prices in CLP. Weaker volumes were mostly concentrated in Argentina. On the other hand, Paraguay and Bolivia expanded volumes, while Uruguay dropped, due to a high comparison base, explained by an uncommon drought in 2023 which boosted packaged water consumption. The better average prices in CLP were driven by revenue management efforts in all the countries, partially offsetting strong cost pressures, mostly coming from the sharp depreciation of the ARS against the USD and its impact in USD-denominated costs. Consequently, Gross margin deteriorated from 46.0% to 35.7%. MSD&A expenses increased 3.3%, and as a percentage of Net sales deteriorated 1,692 bps, mainly due to the lower business scale in Argentina. Altogether, EBITDA reached a loss of CLP 24,373 million.

The Wine Operating segment continued in a recovery trend, with revenues expanding 12.0%, driven by 11.9% higher average prices. Volumes showed a strong recovery in exports from Chile, which expanded 9.1%, while the Chile domestic market was down 5.4%. The better average prices were boosted by the weaker CLP and its favorable impact on export revenues and revenue management initiatives in our domestic markets. Gross profit rose 28.5% and Gross margin improved 511 bps. MSD&A expenses increased 12.4%, mainly due to higher marketing expenses related to exports which are denominated in USD, and as a percentage of Net sales remained flat. In all, EBITDA reached CLP 10,419 million, a 59.2% growth.

Regarding our main JVs and associated businesses, in Colombia, volumes increased mid-teens, driving better financial results. In Argentina, our water business with Danone, recorded a contraction in volumes due to the challenging scenario for consumption; nonetheless, financial results improved versus last year due to efficiencies from a successful route-to-market and back office integration with CCU Argentina.

To conclude, our 2Q24 results were negatively impacted by a particularly difficult context for demand in Chile and Argentina, and the depreciation of our main local currencies, which resulted in higher cost pressures. Given this scenario, we are confident that our multicategory beverage strategy based on focus and synergies, should help us to return to the profitability path, which is our short-term priority going forward.

4 The CLP currency variation against the USD considers 2024 average of period (aop) compared with 2023 (aop). Source Central Bank of Chile.

5 The ARS currency variation against the USD considers 2024 end of period (eop) compared with 2023 (eop). Source Central Bank of Argentina.

2Q24 PRESS RELEASE

CONSOLIDATED INCOME STATEMENT HIGHLIGHTS – SECOND QUARTER (Exhibit 1 & 3)
•	Net sales were down 8.6%, as a result of 12.7% contraction in consolidated volumes, partially compensated by a 4.6% increase in average prices in CLP. The lower volumes were caused by a difficult context for demand in Chile and Argentina. By Operating segment the performance was as follows: (i) a 27.2% drop in the International Business Operating segment, mainly concentrated in Argentina, and to a lesser extent in Uruguay due to a high comparison base, explained by an uncommon drought in 2023 which boosted packaged water consumption, partially compensated by volume expansion in Paraguay and Bolivia; (ii) a 8.4% decrease in the Chile Operating segment due to a weaker demand driven by adverse weather conditions, with overall stable market shares; and (iii) a 0.2% expansion in the Wine Operating segment mostly boosted by exports from Chile, which expanded 9.1%, while domestic market in Chile was down 5.4%. The higher average prices in CLP were given by: (i) 7.0% growth in the International Business Operating segment, driven by revenue management initiatives in all the geographies; (ii) 3.1% rise in the Chile Operating segment, related to revenue management initiatives, partly offset by negative mix effects in the portfolio; and (iii) an 11.9% growth in the Wine Operating segment, mainly as a result of a weaker CLP and its favorable effects on export revenues, and revenue management efforts in our domestic markets.
•	Cost of sales decreased 3.2%, due to the lower volumes mentioned above, as Cost of sales per hectoliter rose 10.9% in CLP. The latter was due to: (i) a 27.3% expansion in the International Business Operating segment, highly driven by the negative impact from the 255.1%[5] devaluation of the ARS against the USD in our USD-linked costs; (ii) an 8.6% increase in the Chile Operating segment, explained by the 16.8%[4] depreciation of the CLP against the USD and its impact on USD-denominated costs, partially compensated by better prices in raw and packaging materials, mainly aluminum, malt and PET, counterbalanced partially by higher prices in sugar and fruit pulp; and (iii) in the Wine Operating segment, the Cost of sales per hectoliter increased 3.1%, mainly due to higher USD-linked costs, partially compensated by a lower cost of wine.
•	Gross profit, as a result of the above, reached CLP 210,113 million, a 15.8% contraction, and Gross margin was lower by 338 bps, from 43.4% to 40.0%.
•	MSD&A expenses were up 1.7%, and as percentage of Net sales, deteriorated 464 bps, from 41.0% to 45.7%. The breakdown per operating segment was as follows: (i) in the Chile Operating segment, MSD&A expenses were almost flat, expanding 0.6%, due to efficiencies that helped to compensate higher USD-linked expenses, and as a percentage of Net sales deteriorated 242 bps, as lower volumes impacted negatively fixed expenses dilution; (ii) in the International Business Operating segment MSD&A expenses in CLP were up 3.3%, and as a percentage of Net sales deteriorated 1,692 bps, the latter due to the lower business scale in Argentina, impacting negatively fixed-expenses dilution; (iii) in the Wine Operating segment, MSD&A expenses went up 12.4%, as a result of higher marketing expenses related to exports which are denominated in USD, and as a percentage of Net sales remained flat.
•	EBIT reached CLP 2,444 million. Excluding the non-recurring gain from a sale of a portion of land in Chile, EBIT totalized a loss of CLP 26,225 million versus a gain of CLP 12,952 million in 2Q23.
•	EBITDA reached CLP 38,722 million. Excluding the non-recurring gain from a sale of a portion of land in Chile, EBITDA totalized CLP 10,053 million, down 78.7% versus 2Q23. By Operating segment, the contraction on EBITDA was mostly driven by the International Business Operating segment, which posted a loss of CLP 24,373 million versus a gain of CLP 1,875 million last year, and the 39.7% reduction in the Chile Operating segment. This was partially offset by the Wine Operating segment, increasing 59.2%.
•	Non-operating result totalized a loss of CLP 23,514 million versus a negative result of CLP 25,246 million last year. The lower loss was explained by: (i) a better result in Foreign currency exchange differences by CLP 7,119 million, mainly coming from a lower foreign currencies exposure in Argentina, and (ii) a lower loss in Equity and income of JVs and associated by CLP 3,602 million, driven by better financial results in Colombia and in our JV with Danone in Argentina. This was partially compensated by: (i) a higher loss in Other gains/(losses) by CLP 2,383 million, mostly caused by derivative contracts[6], specifically, forward contracts entered into to mitigate the impact of foreign exchange rate fluctuations on our foreign currency balance position; and (ii) a higher loss by CLP 6,744 million in Net financial expenses, due to a lower level of Cash and cash equivalents and a higher debt, both in Argentina.
•	Income taxes reached a positive result of CLP 27,900 million versus a positive result of CLP 8,695 million last year. The lower taxes were due to a higher loss in Income before taxes, mainly due to a weaker result in Argentina.
•	Net income reached a gain of CLP 5,040 million. Excluding the non-recurring gain from a sale of a portion of land in Chile, Net income reached a loss of CLP 15,888 million versus a loss of CLP 3,943 million last year, explained by the effects mentioned above.

6 See Note 32 Other Gain/(Losses) of our Financial Statements ended in June 30, 2024.

2Q24 PRESS RELEASE

CONSOLIDATED INCOME STATEMENT HIGHLIGHTS – FIRST HALF (Exhibit 2 & 4)
•	Net sales were down 2.7%, as a result of a 7.9% contraction in consolidated volumes, partially compensated by 5.6% increase in average prices in CLP. The lower volumes were largely caused by the 19.9% contraction in the International Business Operating segment, almost fully explained by Argentina, while Paraguay and Bolivia expanded volumes, and Uruguay decreased due to a high comparison base, explained by an uncommon drought in 2023 which boosted packaged water consumption. The Chile Operating segment decreased 4.0%, with overall stable market shares, mainly driven by adverse weather condition during 2Q24. The Wine Operating segment expanded volume by 1.3% fully driven by exports from Chile, which expanded 6.5%, while domestic market in Chile decreased 3.1%. The higher average prices in CLP are breakdown as follows: (i) a 12.1% growth in the International Business Operating segment, driven by revenue management initiatives in all the geographies; (ii) a 3.4% rise in the Chile Operating segment, related to revenue management initiatives, partly offset by negative mix effects in the portfolio; and (iii) a 10.4% growth in the Wine Operating segment, mainly boosted by the weaker CLP and its favorable effects on export revenues.
•	Cost of sales grew 0.9%, as a consequence of the 9.6% increase in Cost of sales per hectoliter, partially counterbalanced by a 7.9% drop in volumes. The higher Cost of sales per hectoliter was due to: (i) the 28.1% expansion in the International Business Operating segment mostly driven by the negative impact from the 255.1%[5] devaluation of the ARS against the USD in our USD-linked costs; (ii) a 5.8% increase in the Chile Operating segment, explained by the 16.7%[4] depreciation of the CLP against the USD and its impact on USD-denominated costs, partially compensated by better prices in raw and packaging materials, mainly aluminum, and PET, partially counterbalanced by higher prices in sugar and fruit pulp; and (iii) a 0.8% increase in the Wine Operating segment.
•	Gross profit, as a result of the above, reached CLP 562,240 million, a 7.0% contraction, and Gross margin was lower by 202 bps, from 46.3% to 44.2%.
•	MSD&A expenses were up 3.4%, and as percentage of Net sales, deteriorated 236 bps, from 37.3% to 39.6%. The breakdown per operating segment was as follows: (i) in the Chile Operating segment, MSD&A expenses expanded 4.2%, and as a percentage of Net sales, increased 167 bps, mainly explained by lower volumes which impacted negatively fixed-expenses dilution, higher depreciation and larger USD-linked expenses; (ii) in the International Business Operating segment MSD&A expenses in CLP were up 0.8%, and as a percentage of Net sales increased 564 bps, the latter due to a lower business scale in Argentina impacting negatively fixed-expenses dilution; (iii) in the Wine Operating segment, MSD&A expenses went up 14.0%, and as a percentage of Net sales deteriorated 58 bps, mainly due to higher marketing expenses related to exports which are denominated in USD.
•	EBIT reached CLP 91,358 million. Excluding the non-recurring gain from a sale of a portion of land in Chile in 2Q24, EBIT totalized CLP 62,689 million, a 46.5% decrease compared to last year.
•	EBITDA reached CLP 162,885 million. Excluding the non-recurring gain from a sale of a portion of land in Chile in 2Q24, EBITDA totalized CLP 134,216 million, down 26.5% compared to last year. By Operating segment, the lower EBITDA was explained by a 95.4% contraction in the International Business Operating segment, more than explained by Argentina, and a 14.3% reduction in the Chile Operating segment. This was partially offset by the Wine Operating segment, increasing EBITDA by 70.2%.
•	Non-operating result totalized a loss of CLP 42,779 million versus a negative result of CLP 52,559 million. The better result was explained by: (i) a lower loss in Other gains/(losses) by CLP 6,134 million, mostly caused by derivative contracts[6], specifically, forward contracts entered into to mitigate the impact of foreign exchange rate fluctuations on our foreign currency balance position; (ii) a better result in Equity and income of JVs and associated by CLP 4,103 million, mainly driven by our JV with Danone in Argentina; and (iii) a lower loss in Foreign currency exchange differences by CLP 2,979 million, mostly coming from a lower foreign currencies exposure in Argentina. These effects were partially compensated by a higher loss by CLP 3,351 million in Net financial expenses, due to lower Cash and cash equivalents and a higher debt in Argentina.
•	Income taxes reached a positive result of CLP 13,280 million versus a loss of CLP 6,652 million last year. The lower taxes were mainly explained by a lower taxable income, the latter concentrated in Argentina.
•	Net income reached a gain of CLP 57,243 million. Excluding the non-recurring gain from a sale of a portion of land in Chile in 2Q24, Net income totalized CLP 36,315 million, decreasing 33.3% explained by the effects mentioned above.

2Q24 PRESS RELEASE

HIGHLIGHTS OPERATING SEGMENTS – SECOND QUARTER

CHILE OPERATING SEGMENT

In the Chile Operating segment, top line contracted 5.5% driven by 8.4% volumes drop, partially offset by 3.1% growth in average prices. Volume contraction was caused by weaker demand due to unfavorable weather conditions during the quarter. Nonetheless, we saw a much better performance in July, being a good sign for volumes looking ahead. Average prices were higher driven by revenue management efforts in all our categories, partially offset by negative mix effects in the portfolio. In this regard, in July we implemented additional price actions. Gross margin decreased from 44.0% to 41.0%, as a result of higher cost pressures, largely coming from our USD-denominated costs. MSD&A expenses were flat, due to efficiencies that helped to compensate higher USD-denominated expenses. Consequently, EBITDA totalized CLP 26,587 million, contracting 39.7%.

During the quarter we met an important milestone: the inauguration of “CirCCUlar”, our PET recycling plant. This achievement is an important step in our Sustainability Strategy, specifically in the “Our Planet” pillar, since the new recycling plant has the capacity to process 18,000 tons of PET annually, equivalent to 870 million bottles per year. In this way, together with the local NGO “Desafío Levantemos Chile”, we launched “Desafío CirCCUlar”, a competitive fund aimed at small recycling companies, with the aim of supporting their growth and increasing their capacities for recycling PET bottles. Likewise, during the quarter our water brand Cachantun, through its “Refesca tu barrio” program, inaugurated a new sustainable green area in Chile, reaching 13 new parks, since 2019. These spaces are designed in conjunction with the communities and are constructed from recycled PET.

CCU was once again distinguished among the 100 most responsible companies in the MERCO Responsabilidad ESG Chile 2023 ranking, which evaluated ESG aspects. The company achieved 1st place in the beverage sector, for the fifth consecutive year, and 16th in the general ranking.

In terms of brands, our flavored water brand MAS launched a new Raspberry-Lemon variety, without added sugar and with natural juice, expanding our successful portfolio of more than ten flavors in this category.

INTERNATIONAL BUSINESS OPERATING SEGMENT

In the International Business Operating segment, which includes Argentina, Bolivia, Paraguay and Uruguay, Net sales recorded a 22.1% drop, as a result of 27.2% reduction in volumes, partially offset by 7.0% rise in average prices in CLP. Weaker volumes were mostly concentrated in Argentina. On the other hand, Paraguay and Bolivia expanded volumes, while Uruguay dropped, due to a high comparison base, explained by an uncommon drought in 2023 which boosted packaged water consumption. The better average prices in CLP were driven by revenue management efforts in all the countries, partially offsetting strong cost pressures, mostly coming from the sharp depreciation of the ARS against the USD and its impact in USD-denominated costs. Consequently, Gross margin deteriorated from 46.0% to 35.7%. MSD&A expenses increased 3.3%, and as a percentage of Net sales deteriorated 1,692 bps, mainly due to the lower business scale in Argentina. Altogether, EBITDA reached a loss of CLP 24,373 million.

WINE OPERATING SEGMENT

The Wine Operating segment continued in a recovery trend, with revenues expanding 12.0%, driven by 11.9% higher average prices. Volumes showed a strong recovery in exports from Chile, which expanded 9.1%, while the Chile domestic market was down 5.4%. The better average prices were boosted by the weaker CLP and its favorable impact on export revenues and revenue management initiatives in our domestic markets. Gross profit rose 28.5% and Gross margin improved 511 bps. MSD&A expenses increased 12.4%, mainly due to higher marketing expenses related to exports which are denominated in USD, and as a percentage of Net sales remained flat. In all, EBITDA reached CLP 10,419 million, a 59.2% growth.

2Q24 PRESS RELEASE

ABOUT CCU

CCU is a multi-category beverage company with operations in Chile, Argentina, Bolivia, Colombia, Paraguay and Uruguay. CCU is one of the largest players in each one of the beverage categories in which it participates in Chile, including beer, soft drinks, mineral and bottled water, nectar, wine and pisco, among others. CCU is the second-largest brewer in Argentina and also participates in the cider, spirits, wine and water industries. In Uruguay and Paraguay, the Company is present in the beer, mineral and bottled water, soft drinks, wine and nectar categories. In Bolivia, CCU participates in the beer, water, soft drinks and malt beverage categories. In Colombia, the Company participates in the beer and in the malt industry. The Company’s principal licensing, distribution and / or joint venture agreements include Heineken Brouwerijen B.V., PepsiCo Inc., Seven-up International, Schweppes Holdings Limited, Société des Produits Nestlé S.A., Pernod Ricard Chile S.A., Promarca S.A. (Watt’s), Red Bull Panamá S.A., Stokely Van Camp Inc., and Coors Brewing Company.

CORPORATE HEADQUARTERS

Vitacura 2670, 26th floor

Santiago

Chile

STOCK TICKER

Bolsa de Comercio de Santiago: CCU

NYSE: CCU

CAUTIONARY STATEMENT

Statements made in this press release that relate to CCU’s future performance or financial results are forward-looking statements, which involve known and unknown risks and uncertainties that could cause actual performance or results to materially differ. We undertake no obligation to update any of these statements. Persons reading this press release are cautioned not to place undue reliance on these forward-looking statements. These statements should be taken in conjunction with the additional information about risk and uncertainties set forth in CCU’s annual report on Form 20-F filed with the US Securities and Exchange Commission and in the annual report submitted to the CMF (Chilean Market Regulator) and available on our web page.

GLOSSARY

Operating segments

The Operating segments are defined with respect to its revenues in the geographic areas of commercial activity:

•	Chile: This segment commercializes Beer, Non Alcoholic Beverages, Spirits and Cider in the Chilean market, and also includes the results of Transportes CCU Limitada, Comercial CCU S.A., Creccu S.A., Fábrica de Envases Plásticos S.A. y La Barra S.A.
•	International Business: This segment commercializes Beer, Cider, Wine, Non-Alcoholic Beverages and Spirits in Argentina, Uruguay, Paraguay and Bolivia.
•	Wine: This segment commercializes Wine and Sparkling Wine, mainly in the export market reaching over 80 countries, as well as the Chilean and Argentine domestic market.
•	Other/Eliminations: Considers the non-allocated corporate overhead expenses and eliminations of transactions and volumes between segments.

2Q24 PRESS RELEASE

ARS

Argentine peso.

CLP

Chilean peso.

Cost of sales

Formerly referred to as Cost of Goods Sold (COGS), includes direct costs and manufacturing costs.

Earnings per Share (EPS)

Net profit divided by the weighted average number of shares during the year.

EBIT

Earnings Before Interest and Taxes. For management purposes, EBIT is defined as Net income before other gains (losses), net financial expenses, equity and income of joint ventures, foreign currency exchange differences, results as per adjustment units and income taxes. EBIT is equivalent to Adjusted Operating Result used in the 20-F Form.

EBITDA

EBITDA represents EBIT plus depreciation and amortization. EBITDA is not an accounting measure under IFRS. When analyzing the operating performance, investors should use EBITDA in addition to, not as an alternative for Net income, as this item is defined by IFRS. Investors should also note that CCU’s presentation of EBITDA may not be comparable to similarly titled indicators used by other companies. EBITDA is equivalent to ORBDA (Adjusted Operating Result Before Depreciation and Amortization), used in the 20-F Form.

Exceptional Items (EI)

Formerly referred to as Non-recurring items (NRI), Exceptional Items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature.

Gross profit

Gross profit represents the difference between Net sales and Cost of sales.

Gross margin

Gross profit as a percentage of Net sales.

Liquidity ratio

Total current assets / Total current liabilities

Marketing, Sales, Distribution and Administrative expenses (MSD&A)

MSD&A includes marketing, sales, distribution and administrative expenses.

Net Financial Debt

Total Financial Debt minus Cash & Cash Equivalents.

Net Financial Debt / EBITDA

The ratio is based on a twelve month rolling calculation for EBITDA.

Net income

Net income attributable to the equity holders of the parent.

UF

The UF is a monetary unit indexed to the Consumer Price Index variation in Chile.

USD

United States Dollar.

2Q24 PRESS RELEASE

Exhibit 1: Consolidated Income Statement (Second Quarter 2024)
Second Quarter	2024	2023	Total Change %
	(CLP million)
Net sales	524,641	574,242	(8.6)
Cost of sales	(314,528)	(324,826)	(3.2)
% of Net sales	60.0	56.6	338 bps
Direct costs	(228,286)	(243,869)	(6.4)
Manufacturing costs	(86,242)	(80,957)	6.5
Gross profit	210,113	249,415	(15.8)
% of Net sales	40.0	43.4	(338) bps
MSD&A	(239,698)	(235,689)	1.7
% of Net sales	45.7	41.0	464 bps
Other operating income/(expenses)	32,028	(775)	>500
EBIT	2,444	12,952	(81.1)
EBIT margin %	0.5	2.3	(179) bps
Net financial expenses	(12,286)	(5,542)	121.7
Equity and income of JVs and associated	(2,578)	(6,180)	(58.3)
Foreign currency exchange differences	2	(7,117)	(100.0)
Results as per adjustment units	(3,395)	(3,533)	(3.9)
Other gains/(losses)	(5,256)	(2,874)	82.9
Non-operating result	(23,514)	(25,246)	(6.9)
Income/(loss) before taxes	(21,070)	(12,294)	71.4
Income taxes	27,900	8,695	220.9
Net income for the period	6,831	(3,599)	(289.8)

Net income attributable to:
The equity holders of the parent	5,040	(3,943)	(227.8)
Non-controlling interest	(1,790)	(345)	419.6

EBITDA	38,722	47,126	(17.8)
EBITDA margin %	7.4	8.2	(83) bps

Excluding the non-recurring effect of the sale of a portion of land in Chile(3)
EBIT	(26,225)	12,952	(302.5)
EBIT margin %	(5.0)	2.3
EBITDA	10,053	47,126	(78.7)
EBITDA margin %	1.9	8.2
Net income (attributable to equity holders of the parent)	(15,888)	(3,943)	302.9

OTHER INFORMATION
Number of shares	369,502,872	369,502,872
Shares per ADR	2	2

Earnings per share (CLP)	13.6	(10.7)	(227.8)
Earnings per ADR (CLP)	27.3	(21.3)	(227.8)

Depreciation	36,278	34,174	6.2
Capital Expenditures	39,089	30,621	27.7

2Q24 PRESS RELEASE

Exhibit 2: Consolidated Income Statement (Six months ended on June 30, 2024)
YTD as of June	2024	2023	Total Change %
	(CLP million)
Net sales	1,270,665	1,306,272	(2.7)
Cost of sales	(708,425)	(701,912)	0.9
% of Net sales	55.8	53.7	202 bps
Direct costs	(543,728)	(548,334)	(0.8)
Manufacturing costs	(164,697)	(153,578)	7.2
Gross profit	562,240	604,361	(7.0)
% of Net sales	44.2	46.3	(202) bps
MSD&A	(503,653)	(486,892)	3.4
% of Net sales	39.6	37.3	236 bps
Other operating income/(expenses)	32,771	(294)	>500
EBIT	91,358	117,174	(22.0)
EBIT margin %	7.2	9.0	(178) bps
Net financial expenses	(18,951)	(15,600)	21.5
Equity and income of JVs and associated	(5,895)	(9,999)	(41.0)
Foreign currency exchange differences	(8,466)	(11,445)	(26.0)
Results as per adjustment units	(5,275)	(5,189)	1.6
Other gains/(losses)	(4,192)	(10,326)	(59.4)
Non-operating result	(42,779)	(52,559)	(18.6)
Income/(loss) before taxes	48,579	64,615	(24.8)
Income taxes	13,280	(6,652)	(299.6)
Net income for the period	61,858	57,963	6.7

Net income attributable to:
The equity holders of the parent	57,243	54,424	5.2
Non-controlling interest	(4,615)	(3,538)	30.4

EBITDA	162,885	182,503	(10.7)
EBITDA margin %	12.8	14.0	(115) bps

Excluding the non-recurring effect of the sale of a portion of land in Chile(3)
EBIT	62,689	117,174	(46.5)
EBIT margin %	4.9	9.0
EBITDA	134,216	182,503	(26.5)
EBITDA margin %	10.6	14.0
Net income (attributable to equity holders of the parent)	36,315	54,424	(33.3)

OTHER INFORMATION
Number of shares	369,502,872	369,502,872
Shares per ADR	2	2

Earnings per share (CLP)	154.9	147.3	5.2
Earnings per ADR (CLP)	309.8	294.6	5.2

Depreciation	71,527	65,329	9.5
Capital Expenditures	83,936	53,497	56.9

2Q24 PRESS RELEASE

Exhibit 3: Segment Information (Second Quarter 2024)
	1. Chile Operating segment			2. International Business Operating segment			3. Wine Operating segment			4. Other/eliminations			Total
Second Quarter
(In ThHL or CLP million unless stated otherwise)	2024	2023	YoY %	2024	2023	YoY %	2024	2023	YoY %	2024	2023	YoY %	2024	2023	YoY %

Volumes	4,414	4,818	(8.4)	1,260	1,732	(27.2)	356	356	0.2	(21)	(23)	(5.9)	6,010	6,883	(12.7)
Net sales	355,613	376,378	(5.5)	111,002	142,512	(22.1)	72,125	64,369	12.0	(14,097)	(9,017)	56.3	524,641	574,242	(8.6)
Net sales (CLP/HL)	80,557	78,123	3.1	88,079	82,287	7.0	202,337	180,882	11.9				87,296	83,429	4.6
Cost of sales	(209,654)	(210,704)	(0.5)	(71,319)	(77,024)	(7.4)	(43,391)	(42,015)	3.3	9,837	4,916	100.1	(314,528)	(324,826)	(3.2)
% of Net sales	59.0	56.0	297 bps	64.3	54.0	1,020 bps	60.2	65.3	(511) bps				60.0	56.6	338 bps
Direct costs	(161,761)	(162,072)	(0.2)	(43,440)	(53,351)	(18.6)	(33,552)	(33,444)	0.3	10,468	4,997	109.5	(228,286)	(243,869)	(6.4)
Manufacturing costs	(47,893)	(48,632)	(1.5)	(27,879)	(23,673)	17.8	(9,839)	(8,571)	14.8	(631)	(82)	<(500)	(86,242)	(80,957)	6.5
Gross profit	145,959	165,674	(11.9)	39,682	65,488	(39.4)	28,733	22,355	28.5	(4,261)	(4,102)	3.9	210,113	249,415	(15.8)
% of Net sales	41.0	44.0	(297) bps	35.7	46.0	(1,020) bps	39.8	34.7	511 bps				40.0	43.4	(338) bps
MSD&A	(140,748)	(139,867)	0.6	(76,312)	(73,856)	3.3	(21,592)	(19,216)	12.4	(1,046)	(2,750)	(61.9)	(239,698)	(235,689)	1.7
% of Net sales	39.6	37.2	242 bps	68.7	51.8	1,692 bps	29.9	29.9	8 bps				45.7	41.0	464 bps
Other operating income/(expenses)	522	(1,004)	152.0	192	38	401.6	171	198	(13.6)	31,143	(7)	>500	32,028	(775)	>500
EBIT	5,733	24,802	(76.9)	(36,438)	(8,329)	337.5	7,312	3,337	119.1	25,836	(6,859)	(476.7)	2,444	12,952	(81.1)
EBIT margin	1.6	6.6	(498) bps	(32.8)	(5.8)	(2,698) bps	10.1	5.2	495 bps				0.5	2.3	(179) bps
EBITDA	26,587	44,106	(39.7)	(24,373)	1,875	<(500)	10,419	6,543	59.2	26,089	(5,398)	>500	38,722	47,126	(17.8)
EBITDA margin	7.5	11.7	(424) bps	(22.0)	1.3	(2,327) bps	14.4	10.2	428 bps				7.4	8.2	(83) bps
Excluding the non-recurring effect of the sale of a portion of land in Chile(3)
EBIT	5,733	24,802	(76.9)	(36,438)	(8,329)	337.5	7,312	3,337	119.1	(2,833)	(6,859)	(58.7)	(26,225)	12,952	(302.5)
EBITDA	26,587	44,106	(39.7)	(24,373)	1,875	<(500)	10,419	6,543	59.2	(2,580)	(5,398)	(52.2)	10,053	47,126	(78.7)

2Q24 PRESS RELEASE

Exhibit 4: Segment Information (Six months ended on June 30, 2024)
	1. Chile Operating segment			2. International Business Operating segment			3. Wine Operating segment			4. Other/eliminations			Total
YTD as of June
(In ThHL or CLP million unless stated otherwise)	2024	2023	YoY %	2024	2023	YoY %	2024	2023	YoY %	2024	2023	YoY %	2024	2023	YoY %

Volumes	11,002	11,463	(4.0)	3,342	4,173	(19.9)	654	645	1.3	(36)	(35)	1.7	14,962	16,245	(7.9)
Net sales	857,552	864,196	(0.8)	305,255	339,899	(10.2)	130,890	117,016	11.9	(23,032)	(14,838)	55.2	1,270,665	1,306,272	(2.7)
Net sales (CLP/HL)	77,943	75,391	3.4	91,345	81,461	12.1	200,245	181,345	10.4				84,928	80,410	5.6
Cost of sales	(474,093)	(466,988)	1.5	(169,602)	(165,327)	2.6	(79,419)	(77,777)	2.1	14,688	8,181	79.5	(708,425)	(701,912)	0.9
% of Net sales	55.3	54.0	125 bps	55.6	48.6	692 bps	60.7	66.5	(579) bps				55.8	53.7	202 bps
Direct costs	(382,884)	(378,280)	1.2	(116,224)	(117,736)	(1.3)	(60,524)	(60,854)	(0.5)	15,903	8,536	86.3	(543,728)	(548,334)	(0.8)
Manufacturing costs	(91,209)	(88,708)	2.8	(53,378)	(47,592)	12.2	(18,895)	(16,923)	11.7	(1,215)	(355)	241.9	(164,697)	(153,578)	7.2
Gross profit	383,459	397,207	(3.5)	135,654	174,571	(22.3)	51,471	39,239	31.2	(8,344)	(6,657)	25.3	562,240	604,361	(7.0)
% of Net sales	44.7	46.0	(125) bps	44.4	51.4	(692) bps	39.3	33.5	579 bps				44.2	46.3	(202) bps
MSD&A	(301,711)	(289,606)	4.2	(157,500)	(156,193)	0.8	(40,769)	(35,773)	14.0	(3,673)	(5,321)	(31.0)	(503,653)	(486,892)	3.4
% of Net sales	35.2	33.5	167 bps	51.6	46.0	564 bps	31.1	30.6	58 bps				39.6	37.3	236 bps
Other operating income/(expenses)	809	(861)	193.9	380	82	361.3	341	317	7.6	31,241	168	>500	32,771	(294)	>500
EBIT	82,557	106,740	(22.7)	(21,467)	18,461	(216.3)	11,043	3,783	191.9	19,225	(11,810)	(262.8)	91,358	117,174	(22.0)
EBIT margin	9.6	12.4	(272) bps	(7.0)	5.4	(1,246) bps	8.4	3.2	520 bps				7.2	9.0	(178) bps
EBITDA	123,320	143,867	(14.3)	1,725	37,683	(95.4)	17,086	10,039	70.2	20,754	(9,086)	(328.4)	162,885	182,503	(10.7)
EBITDA margin	14.4	16.6	(227) bps	0.6	11.1	(1,052) bps	13.1	8.6	447 bps				12.8	14.0	(115) bps
Excluding the non-recurring effect of the sale of a portion of land in Chile(3)
EBIT	82,557	106,740	(22.7)	(21,467)	18,461	(216.3)	11,043	3,783	191.9	(9,444)	(11,810)	20.0	62,689	117,174	(46.5)
EBITDA	123,320	143,867	(14.3)	1,725	37,683	(95.4)	17,086	10,039	70.2	(7,915)	(9,086)	12.9	134,216	182,503	(26.5)

2Q24 PRESS RELEASE

	June 30	December 31
	2024	2023
	(CLP million)
ASSETS
Cash and cash equivalents	636,539	618,154
Other current assets	875,886	983,529
Total current assets	1,512,425	1,601,683

PP&E (net)	1,448,145	1,273,988
Other non current assets	629,831	548,275
Total non current assets	2,077,976	1,822,263
Total assets	3,590,401	3,423,946

LIABILITIES
Short term financial debt	196,013	114,294
Other liabilities	463,800	573,189
Total current liabilities	659,812	687,483

Long term financial debt	1,246,262	1,268,308
Other liabilities	161,081	130,773
Total non current liabilities	1,407,344	1,399,081
Total Liabilities	2,067,156	2,086,564

EQUITY
Paid-in capital	562,693	562,693
Other reserves	(52,475)	(240,200)
Retained earnings	913,928	895,872
Total equity attributable to equity holders of the parent	1,424,146	1,218,365
Non - controlling interest	99,099	119,018
Total equity	1,523,244	1,337,383
Total equity and liabilities	3,590,401	3,423,946

OTHER FINANCIAL INFORMATION

Total Financial Debt	1,442,275	1,382,602

Net Financial Debt	805,736	764,448

Liquidity ratio	2.29	2.33
Total Financial Debt / Capitalization	0.49	0.51
Net Financial Debt / EBITDA	2.24	2.01

2Q24 PRESS RELEASE

Exhibit 6: Summary of the Statement of Cash Flow
Second Quarter	2024	2023
	(CLP million)
Cash and cash equivalents at beginning of the period	692,386	572,309
Net cash inflows from operating activities	(34,596)	53,449
Net cash (outflow) from investing activities[1]	8,702	(35,151)
Net cash (outflow) flow from financing activities	(4,374)	7,667
Net (decrease) increase in cash and cash equivalents	(30,269)	25,965
Effects of exchange rate changes on cash and cash equivalents	(25,579)	(7,259)
Increase (decrease) in cash and cash equivalents	(55,847)	18,706
Cash and cash equivalents at end of the period	636,539	591,015

YTD as of June	2024	2023
	(CLP million)
Cash and cash equivalents at beginning of the year	618,154	597,082
Net cash inflows from operating activities	86,684	147,074
Net cash (outflow) from investing activities[1]	(45,274)	(59,894)
Net cash (outflow) flow from financing activities	(44,446)	(39,870)
Net (decrease) increase in cash and cash equivalents	(3,036)	47,310
Effects of exchange rate changes on cash and cash equivalents	21,421	(53,376)
Increase (decrease) in cash and cash equivalents	18,385	(6,066)
Cash and cash equivalents at end of the period	636,539	591,015
[1] Figures of 2024 include a non-recurring cash inflow from the sale of a portion of land in Chile of CLP 49,821 million.

Exhibit 7: Impact on quarterly EBIT and EBITDA from the application of IAS 29 from IFRS in accumulated results in Argentina

Second Quarter	2024	2023
	(CLP million)
Consolidated EBIT	2,444	12,952
Impact of IAS 29 in accumulated results in Argentina	727	1,097
Impact of IAS 29 in the International Business Operating segment	684	1,100
Impact of IAS 29 in the Wine Operating segment	43	(3)
Consolidated EBIT excluding the impact of IAS 29	1,717	11,855

Second Quarter	2024	2023
	(CLP million)
Consolidated EBITDA	38,722	47,126
Impact of IAS 29 in accumulated results in Argentina	1,199	1,424
Impact of IAS 29 in the International Business Operating segment	1,137	1,411
Impact of IAS 29 in the Wine Operating segment	62	14
Consolidated EBITDA excluding the impact of IAS 29	37,523	45,702

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Cervecerías Unidas S.A.
(United Breweries Company, Inc.)

/s/ Felipe Dubernet
Chief Financial Officer

Date: August 7, 2024